Exhibit 99.2

March 27, 2025

British Columbia Securities Commission (Principal Regulator)
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission

Ontario Securities Commission
Autorité des Marchés Financiers

Financial and Consumer Services Commission of New Brunswick
Nova Scotia Securities Commission

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities Service, Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities, Nunavut

Re:	Orla Mining Ltd.
Notice of Change of Auditor dated March 26, 2025

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Notice of Change of Auditor and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Chartered Professional Accountants

cc: The Board of Directors, Orla Mining Ltd.